UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER - 811-7930
                                   (Check One)

         []Form 10-K []Form 11-K []Form 20-F []Form 10-Q [X]Form N-SAR
                                [ ] Form N-CSR

                        For Period Ended: October 31, 2003

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:____________________________

    Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                       Part I -- Registrant Information

Full name of registrant: Strong High-Yield Municipal Bond Fund, Inc.

                        Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
100 Heritage Reserve
Menomonee Falls, WI 53051

                       Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable

                       Part III -- Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

The Fund did not receive authorization to file its financial statements until December 31, 2003.


                      Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification;

(Name) (Area Code) (Telephone Number)

                             Richard W. Smirl
                              (414) 359-3400

(2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively an quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                Strong High-Yield Municipal Bond Fund, Inc.
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    December 31, 2003     By:/s/ Christopher O. Petersen
                               -------------------------------------------
                               Christopher O. Petersen
                               Vice President and Assistant Secretary